September 18, 2018

Vincent Tianquan Mo
Executive Chairman
Fang Holdings Limited
Block A, No. 20 Guogongzhuang Middle Street
Fengtai District, Beijing 100070
The People's Republic of China

       Re: Fang Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed May 15, 2018
           File No. 001-34862

Dear Mr. Mo:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Operating and Financial Review and Prospects
Operating Results
Key Operating and Financial Performance Metrics, page 62

1. Please tell us what consideration you gave to providing for the income tax effects related to the adjustments to arrive at non-GAAP net income/(loss). Refer to Question 102.11 of the C&DI for Non-GAAP Financial Measures. As part of your response, also consider your computation of non-GAAP net income/(loss) and non-GAAP net income/(loss)
      attributable to Fang Holdings Limited shareholders in your earnings release on Form 6-K filed on August 28, 2018.
 Vincent Tianquan Mo
Fang Holdings Limited
September 18, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                          Sincerely,
FirstName LastNameVincent Tianquan Mo
                                                          Division of
Corporation Finance
Comapany NameFang Holdings Limited
                                                          Office of Information
Technologies
September 18, 2018 Page 2                                 and Services
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